Concórdia, Santa Catarina, April 16, 2004

To the Brazilian Stock Exchanges and Securities Exchange Commission (CVM):

This notification serves to report the results of the deliberations of the Shareholders’ Assembly at the Ordinary and Extraordinary General Meetings held today.

I - Ordinary General Meeting

a - The Management’s accounts, Balance Sheet and financial statements for the fiscal year ended Dec. 31, 2003, were approved;

b) The following decisions were made with respect to the use of net profits and the approval of the distribution of dividends: the Management proposes that the amount of R$ 452,490,673.28 (four hundred fifty-two million, four hundred ninety thousand, six hundred seventy-three Reais and twenty-eight centavos) be used as follows: I - R$ 22,624,533.66 (twenty-two million, six hundred twenty-four thousand, five hundred thirty-three Reais and sixty-six centavos), for the Legal Reserve; II - R$ 150,453,899.84 (one hundred fifty million, four hundred fifty-three thousand, eight hundred ninety-nine Reais and eighty-four centavos), for dividends, paid in advance as interest on capital; and III – the balance of R$ 279,412,239.78 (two hundred seventy-nine million, four hundred twelve thousand, two hundred thirty-nine Reais and seventy-eight centavos), for the constitution of statutory reserves, with R$ 256,787,706.12 (two hundred fifty-six million, seven hundred eighty-seven thousand, seven hundred six Reais and twelve centavos) for the Expansion Reserve and R$ 22,624,533.66 (twenty-two million, six hundred twenty-four thousand, five hundred thirty-three Reais and sixty-six centavos) for the Research and Development Reserve. The Shareholders’ Assembly also clarified that Item III, the statutory reserves, are intended for the investments scheduled for the current fiscal year, in accordance with the Capital budget.

2 - Advanced payment of interest on equity was approved, in the form of dividends, distributed in three installments: the first, by decision of the Board on 6/26/2003, in the amount of R$ 47,073,973.84 (forty-seven million, seventy-three thousand, nine hundred seventy-three Reais and eighty-four centavos), as payment to shareholders of interest on capital for the first half of 2003, made on 8/15/2003; the second, by decision at the meeting held on 12/11/2003, in the amount of R$ 85,923,455.00 (eighty-five million, nine hundred twenty-three thousand, four hundred fifty-five Reais), payment of which was made on 2/16/2004; and the third, by decision at the meeting held on 1/22/2004, in the amount of R$ 17,456,471.00 (seventeen million, four hundred fifty-six thousand, four hundred seventy-one Reais), payment of which was also made on 2/16/2004.

c - The following members of the Board of Directors were elected for a one-year term: ROMANO ANCELMO FONTANA FILHO (chairman), OSÓRIO HENRIQUE FURLAN, WALTER FONTANA FILHO, SÉRGIO FONTANA DOS REIS, MARISE PEREIRA FONTANA CIPRIANI, ALCIDES LOPES TAPIAS, VICENTE FALCONI CAMPOS, ROBERTO FALDINI, EVERALDO DOS SANTOS, FRANCISCO CESPEDE and NORBERTO FATIO.

d) The Fiscal Council was assembled and three full-time members, and three alternates, elected, as follows: Cícero Péricles de Oliveira Carvalho, José Fernando Monteiro Alves and Perceval Leite Brito, as full-time members, and Mara Cardoso Duarte, João Andrijic Malandrin and Rafael Natal Mônaco, as alternates, to exercise their duties until the Ordinary General Meeting to be held in 2005.

II - Extraordinary General Meeting

As the only issue on the agenda, the Shareholders’ Assembly approved the proposal to amend certain articles of the company bylaws and renumber the remaining articles and items affected by the approved amendments.

Shareholders were notified that, as of this date, publications required by law will be made in the newspapers O Estado de São Paulo, Diário Oficial de Santa Catarina and A Notícia (from Joinville).

Sincerely,

SADIA S.A.
Luiz Gonzaga Murat Júnior
Director of Investor Relations